Exhibit 99.1

NEWS RELEASE

Toronto, May 6, 2021

Franco-Nevada Announces Election of Directors

Franco-Nevada Corporation announced that the nominees listed in the management proxy circular for the 2021 Annual and Special Meeting of Shareholders were elected as directors of the Corporation. Detailed results of the vote for the election of directors held at the Annual Meeting yesterday by webcast are set out below.

N_ROW
Nominee	Votes For	% For	Votes Withheld	% Withheld
David Harquail	121,608,912	98.47%	1,893,278	1.53%
Paul Brink	123,128,033	99.70%	374,157	0.30%
Tom Albanese	123,434,285	99.95%	67,905	0.05%
Derek W. Evans	120,329,491	97.43%	3,172,699	2.57%
Dr. Catharine Farrow	122,290,731	99.02%	1,211,459	0.98%
Louis Gignac	119,687,158	96.91%	3,815,032	3.09%
Maureen Jensen	122,278,407	99.01%	1,223,783	0.99%
Jennifer Maki	123,422,003	99.94%	80,187	0.06%
Randall Oliphant	120,337,786	97.44%	3,164,404	2.56%
Elliott Pew	123,423,426	99.94%	78,764	0.06%

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana

Chief Financial Officer

416-306-6303

info@franco-nevada.com